                      WORLDGROUP TENDER OFFER FOR ROBOMATIX
                           EXTENDED TO AUGUST 1, 2005

TEL AVIV, Israel, July 21, 2005 -- WorldGroup Holdings Ltd., a public Israeli company traded on the Tel Aviv Stock Exchange, announced that it has extended the expiration date of its tender offer for Robomatix Technologies Ltd. (OTC
Bulletin Board: RBMXF) until 5:00 pm New York City time on Monday, August 1,
2005, unless further extended. WorldGroup is offering to purchase all of the outstanding shares of Robomatix at $1.00 per share in cash, less any withholding taxes due.

WorldGroup has extended the expiration date of the offer to allow time to resolve a comment raised by the staff of the U.S. Securities and Exchange
Commission on the Schedule TO/13E-3, and amendments thereto, filed by WorldGroup and the other members of its bidder group.

WorldGroup has been advised by American Stock Transfer & Trust Company, the
Depositary for the tender offer, that as of the close of business on July 20,
2005, approximately 14,254,265 Robomatix shares had been validly tendered and not withdrawn pursuant to the offer, and notices of guaranteed delivery had been submitted for an additional 140,101 shares. The tendered shares and noticed shares represent approximately 89.038% of the total outstanding shares.

WorldGroup has filed a Tender Offer Statement on Schedule TO/13E-3 with the U.S.
Securities and Exchange Commission which, as amended to date, contains the Offer to Purchase, the form of letter of transmittal and other documents relating to the transaction. Robomatix has filed a Solicitation / Recommendation Statement on Schedule 14D-9 relating to the transaction. These documents, as amended from time to time, contain important information about the transaction, and shareholders of Robomatix are urged to read them carefully. You may access these documents at the website maintained by the U.S. Securities and Exchange
Commission at www.sec.gov.